SEC FILE
NUMBER
333-115490

CUSIP NUMBER
NA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WII COMPONENTS, INC.
Full Name of Registrant

Former Name if Applicable

525 LINCOLN AVENUE SE
Address of Principal Executive Office (Street and Number)

ST. CLOUD, MINNESOTA 56304
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 11, 2006, WII Components, Inc. (the “Company”) entered into an Agreement and Plan of Merger (as further amended and restated on January 5, 2007, the “Merger Agreement”) with WII Holding, Inc. (“Parent”), WII Merger Corporation, a wholly owned subsidiary of Parent (“Mergerco”) and Behrman Capital III L.P., solely in its capacity as the representative of the stockholders of the Company (“Behrman”).  On January 9, 2007, the Company completed the merger of Mergerco with and into the Company  pursuant to the Merger Agreement (the “Merger”), and Parent acquired 100% ownership of the Company, which was the surviving corporation in the Merger.  Parent is an entity controlled by Olympus Growth Fund IV, L.P.  Prior to the Merger, the Company was controlled by entities affiliated with Behrman.

The aggregate purchase price paid for all of the shares of the common stock and options to purchase shares of the common stock in the Merger was approximately $295.5 million, less indebtedness and certain expenses, and subject to customary adjustments.  The aggregate purchase price and related fees and expenses were funded by new credit facilities and private offerings of debt and equity securities by Parent and the Company.  The Company is still finalizing the proper accounting for the transaction and all related costs.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dale B. Herbst	(320)	252-1503
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WII COMPONENTS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2007	By	/s/ Dale B. Herbst
(Dale B. Herbst,
Chief Financial Officer)